UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

ANN INC.

(Name of Issuer)

Common Stock, $0.0068 par value per share

(Title of Class of Securities)

035623107

(CUSIP Number)

Golden Gate Capital

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Attn: Stephen D. Oetgen

(415) 983-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities Blocker Corporation, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,746,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGCOF Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,375,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,375,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

CUSIP No. 035623107

1.	NAME OF REPORTING PERSON GGCOF Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,375,000 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,375,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%*
14.	TYPE OF REPORTING PERSON OO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 45,745,229 shares of common stock were outstanding as of August 2, 2014.

This Amendment No. 1 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2014 (the “Original Filing,” and as amended to the date hereof, the “Statement”). The information set forth in response to each separate Item in the Statement shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 is hereby amended and supplemented by adding the following:

Subsequent to the Original Filing, the Issuer and Ultimate Parent have been engaged in a collaborative, constructive dialogue. The Issuer and Ultimate Parent believe that, given Ultimate Parent’s expertise in specialty retail and the positive interactions to date, it would be beneficial to continue discussions on a more detailed basis. Therefore, the Issuer and Ultimate Parent have entered into a non-disclosure agreement providing for the sharing of certain non-public information with Ultimate Parent. A copy of the non-disclosure agreement is attached as Exhibit 3 to this Statement and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 related to the non-disclosure agreement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Letter to the Chief Executive Officer and Chief Financial Officer of the Issuer, dated March 20, 2014 (incorporated by reference to the Statement filed with the Commission on March 20, 2014).

Exhibit 2 Joint Filing Undertaking dated as of March 20, 2014 by and among GGC Public Equities Opportunities, L.P., GGC Public Equities Opportunities Blocker Corporation, Ltd., Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P., GGCOF Co-Invest Management, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd. and GGCOF Management, LLC (incorporated by reference to the Statement filed with the Commission on March 20, 2014).

Exhibit 3 Confidentiality Agreement by and between GGCOF Management, LLC and the Issuer dated October 14, 2014 (filed herewith).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 14, 2014

GGC Public Equities Opportunities, L.P.

By:	GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Management, LLC

/s/ David C. Dominik
By:	David C. Dominik
Its:	Manager